Exhibit 99.2

SANDSTORM GOLD LTD.
Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6
Tel: (604) 689-0234/Fax: (604) 689-7317

MANAGEMENT INFORMATION CIRCULAR

(as at April 2, 2015, except as otherwise indicated)

Sandstorm Gold Ltd. (the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on Friday, May 22, 2015 and at any adjournments. Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in United States Dollars unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a shareholder of the Company (a “Shareholder”) in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the notice of Meeting (“Notice of Meeting”) in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or
(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their shares they beneficially own. In addition, under New York Stock Exchange rules, an Intermediary subject to the New York Stock Exchange rules and who has not received specific voting instructions from the Non-Registered Shareholder may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountant. The approval of the number of Directors and the election of Directors, on the other hand, are each “non-routine” proposals. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

Notice and Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their Shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials on its website (www.sandstormltd.com). The Meeting Materials will be available on the Company’s website as of April 14, 2015, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com (Canada) or at www.sec.gov (United States) as of April 14, 2015.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Denver Harris at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 254, or from outside North America by calling 604-628-1178, or by e-mail at info@sandstormltd.com.  Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. Those Shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of the Meeting Materials.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”), of which 117,330,737 Shares are issued and outstanding as of April 2, 2015. Persons who are registered shareholders at the close of business on April 2, 2015 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The independent Directors of the Company have the responsibility for determining compensation for the Named Executive Officers (as defined herein) and other senior executives of the Company and the following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented high-achievers;
(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;
(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;
(d)	internal equity is maintained such that individuals in similar jobs are treated fairly; and
(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Elements of Executive Compensation

Nolan Watson, the Company’s Chief Executive Officer, and David Awram, the Company’s Senior Executive Vice-President, each receive one salary from the Company (currently C$295,000 for Mr. Watson and C$280,000 for Mr. Awram). Until the acquisition by the Company of former public company Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) on May 29, 2014, these executives’ salaries were allocated between the Company and Sandstorm Metals. In addition, the Company’s Chief Financial Officer (Erfan Kazemi), the Company’s Executive Vice-President, Corporate Development (Justin Cochrane) and the Company’s Executive Vice-President, Project Evaluation (Tom Bruington) each receive one salary from the Company in the current amounts of C$225,000, C$275,000 and C$410,000 respectively. Until May 29, 2014, these executives’ salaries were also allocated between the Company and Sandstorm Metals.

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and an equity incentive component in the form of stock options and Restricted Share Rights (as defined below). Total compensation, which is comprised of base salaries, bonuses, stock options and Restricted Share Rights awards, is set at the average compared to industry peers, typically with base salaries targeted at lower than average and variable elements (i.e. bonuses and stock options/Restricted Share Rights) targeted at higher than average. The Company believes that bonus, stock option and Restricted Share Rights components of compensation serve to further align the interests of management with the interests of the Shareholders.

For the financial year ended December 31, 2014, the Company’s executive compensation program consisted of the following elements:

●	base salary;
●	annual performance-based cash incentives;
●	medical and other benefits;
●	equity compensation consisting of stock options; and
●	equity compensation consisting of Restricted Share Rights.

The specific rationale and design of each of these elements are outlined in detail below:

Element of Compensation	Summary and Purpose of Element

Base Salary	Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The independent Directors review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. Typically, the independent Directors make annual salary adjustments by December of each year for the 12 month period from January 1 to December 31 of the following year.

Annual Performance-
Based Cash Incentives	Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance, including in relation to the Company’s acquisition and growth initiatives. The independent Directors review annual performance-based cash awards as part of their overall annual assessment of the Company and individual performance. Typically, the independent Directors make awards by December of each year for the 12 month period from January 1 to December 31 of the current completed year.

Restricted Share Rights	The award of Restricted Share Rights (“Restricted Share Rights”) is a variable and discretionary component of compensation intended to reward the Company’s executive officers for accretively growing the Company and increasing the value of the Company’s Shares. Awards of Restricted Share Rights always have vesting provisions attached.

Other Compensation
(Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian organizations.

Stock Options	The granting of stock options is a variable and discretionary component of compensation intended to incentivise the Company’s executive officers to accretively grow the Company and increase the value of the Company’s Shares. Stock option grants always have vesting provisions attached. Until November 2014, no stock options had been granted to the Company’s executive officers since 2011. At the discretion of the Board of Directors, stock options may still potentially remain a form of executive compensation in the future, and were a form of executive compensation granted for 2014.

The Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.

Overview of How Compensation Program Fits with Compensation Goals

1.	Attract, Hold and Inspire Key Talent – the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:
●	competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with similar opportunities; and
●	providing an opportunity to participate in the Company’s growth through stock options and Restricted Share Rights.
2.	Alignment of Interest of Management with Interest of the Company’s Shareholders – the compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:
●	the award of stock options and Restricted Share Rights, each of which aligns both the upside potential and the downside risk of returns. If the price of the Company’s Shares increases over time, both executives and shareholders will benefit; and
●	staged vesting of both stock options and Restricted Share Rights, each of which gives management an interest in increasing the price of the Company’s Shares over time, rather than focusing on short-term increases. The vesting element also encourages executives to remain with the Company.

Benchmarking

The independent Directors believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly-traded mining companies of similar size, as determined by market capitalization and complexity, to the Company and that are based in North America. The following table summarizes the comparator group used for the purpose of determining 2015 annual base salaries and 2014 annual bonuses (the “Comparator Group”):

Comparator Group

Alacer Gold Corp.

Asanko Gold Inc.

Continental Gold Limited

Dundee Precious Metals Inc.

Fortuna Silver Mines Inc.

Imperial Metals Corp.

Premier Gold Mines Limited

Rubicon Minerals Corporation

Thompson Creek Metals Company Inc.

Virginia Mines Inc.

Base Salary

To date, in determining the base salary of a Named Executive Officer, the independent Directors have considered the recommendations made annually by the Chief Executive Officer and have reviewed the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the independent Directors also consider the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions.

As previously mentioned, base salaries are reviewed at least annually, typically by December of each year for the 12 month period from January 1 to December 31 of the following year. In November 2014, the 2015 base salaries of each of Mr. Watson and Mr. Awram were set at a reduced level. Due to challenging industry conditions and the Company’s Share performance in 2014, each of their 2015 base salaries were decreased by approximately 1.7%. The 2015 base salary of Mr. Kazemi was increased by approximately 4.65% (on the basis of performance) and the 2015 base salary of Mr. Bruington was increased by 1.23%. Mr. Cochrane’s base salary remained unchanged.

The 2014 base salary of each of the Named Executive Officers (excepting Mr. Bruington) fell below average to average as compared against comparable positions in the comparator group utilized by the Company in December 2013 to establish the 2014 base salaries of its executives. Mr. Bruington’s base salary for 2014 was greater than the 75th percentile of comparative data from that comparator group due to the terms of Mr. Bruington’s employment contract, which was structured to include a higher annual compensation package in order to induce Mr. Bruington to join the Company.

The 2015 base salary of each of the Named Executive Officers (excepting Mr. Bruington) falls below average as compared against comparable positions in the Comparator Group. Mr. Bruington’s base salary for 2015 is greater than the 75th percentile of comparative data from the Comparator Group due to the reasons stated above.

Annual Performance-Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the independent Directors consider the recommendations made by the Chief Executive Officer in assessing the Company and each Named Executive Officer’s performance over the past year. The independent Directors assess the following Company performance indicators:

●	The value and accretiveness of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.
●	Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the Comparator Group. The independent Directors believe this performance indicator aligns the interests of management to the interests of shareholders.
●	Debt and equity financing(s) successfully completed during the financial year. The independent Directors believe this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.
●	Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.

The independent Directors also review the personal performance of each of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the independent Directors emphasize factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. Although no specific percentage is allocated to each factor, the independent Directors give particular weight to the value of transactions completed during the year and the relative Share performance.

As previously mentioned, typically the independent Directors make annual cash bonus awards by December of each year for the 12 month period from January 1 to December 31 of the current completed year. Due to the Company’s Share performance during 2014, in November 2014, only small selective bonuses were awarded by the independent Directors for individual performance to Mr. Awram (C$50,000), Mr. Cochrane (C$30,000) and Mr. Kazemi (C$30,000).

Although the Company’s compensation philosophy is to target variable compensation bonuses at higher than average compared to the Comparator Group, given the Company’s performance during 2014, cash based incentives awarded by the Company for fiscal 2014 to its Named Executive Officers was substantially lower than those for similar positions at the Comparator Group.

The independent Directors may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. No such discretion was necessary or exercised for the 2014 awards.

Restricted Share Rights

Restricted Share Rights may be awarded under the Company’s Restricted Share Plan. The Restricted Share Plan provides that Restricted Share Rights may be granted to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the Shareholders the benefits inherent in the ownership of Shares by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company. Please refer to “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details.

In November 2014, the independent Directors approved the award of Restricted Share Rights to Mr. Kazemi (Chief Financial Officer), to Mr. Bruington (Executive Vice President, Project Evaluation), and to Mr. Cochrane (Executive Vice-President, Corporate Development), as a discretionary payment in consideration of services to the Company. The Restricted Share Rights award to Mr. Bruington was to satisfy specific terms of his employment contract. The Restricted Share Rights award to each of Messrs. Kazemi and Cochrane was for individual performance. An aggregate of 102,500 Restricted Share Rights (representing 0.09% of the issued and outstanding Shares at December 31, 2014) were awarded to Messrs. Kazemi, Bruington and Cochrane on November 13, 2014 at a deemed value of C$2.93 per Restricted Share Right. These Restricted Share Rights vest over a three year period, the first one-third of which vests on the first anniversary of the date of the award. No Restricted Share Rights were granted in 2014 to any of the remaining Named Executive Officers or to the independent Directors.

Option-Based Awards

Stock Options may be granted pursuant to the Company’s Stock Option Plan (as defined herein). The Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being Directors, employees, management company employees, officers and consultants, to have equity participation in the Company through the acquisition of Shares. The Stock Option Plan has been and may be used to provide share purchase options which are awarded based on the recommendations of the independent Directors of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of stock options to be granted to the Company’s executive officers, the independent Directors take into account the number of stock options, if any, previously granted to each executive officers, and the exercise price of any outstanding stock options to ensure that such grants are in accordance with the policies of the Toronto Stock Exchange (“TSX”) and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual stock option grants to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive officer, which is then used to determine an actual number of stock options to be recommended to the independent Directors for approval, based on the fair market value of the stock options as of the date of grant. The Board of Directors determines the vesting provisions of all stock option grants. Please refer to “Stock Option Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details.

Although no stock options had been granted by the Company to any of the Named Executive Officers since fiscal 2011, in November 2014, the independent Directors approved the award of stock options to each of the Named Executive Officers, the Directors of the Company and to employees/consultants of the Company. An aggregate of 2,782,474 stock options (representing approximately 2.4%% of the issued and outstanding Shares at December 31, 2014) were awarded to the Named Executive Officers and Directors on November 13, 2014 at an exercise price per Share of C$2.93 (being the closing price of the Company’s Shares on the TSX on the date of grant) for a five year period. These stock options vest annually over a three year period, the first one-third of which vests on the first anniversary of the date of the grant. Prevailing harsh market conditions have had a severe negative effect on the value of the Company’s existing stock-based compensation and the grants were made as a financial incentive to induce the Company’s executives and other recipients to remain with the Company rather than seeking employment elsewhere and to align their interests with that of the Shareholders to grow the Company and strive for long-term increase in the Share price.

Although the Company’s compensation philosophy is to target variable compensation in the form of stock options/Restricted Share Rights at higher than average compared to the Comparator Group, given the Company’s performance during 2014, equity compensation awarded by the Company for fiscal 2014 to its Named Executive Officers ranged between below average to average compared to those of the Comparator Group.

Compensation Risk Assessment and Governance

The Company does not have a Compensation Committee. The independent Directors of the Company review the overall executive compensation program on an annual basis and consider the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices. As discussed above, the independent Directors follow an overall compensation model which ensures that an adequate portion of overall compensation for the Named Executive Officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another. Long-term components, such as the award of Restricted Share Rights or the grant of stock options, are subject to three year vesting periods, thus reducing incentives on the part of executives to engage in any imprudent short-term risks. The realization of value from the long-term incentive component of the executive compensation program is entirely dependent upon long-term appreciation in Shareholder value. In addition to these structural components, the independent Directors also have regard to the fact that two of the Named Executive Officers are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of Shareholder value. There are no risks that have been identified in the Company’s compensation policies or practices that would reasonably be likely to have a material adverse effect on the Company.

The Company does not permit its executive officers or Directors to hedge any of the equity compensation granted to them.

Other Compensation – Perquisites

During the financial year ended December 31, 2014, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Other Long-Term Incentive Plans

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Performance Graph

The following graph compares our total shareholder return to the capital markets for the past five years, ending December 31, 2014. It shows the change in value of C$100 invested in the Shares on December 31, 2009 compared to C$100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

(in C$)	2009	2010	2011	2012	2013	2014
Sandstorm Gold Ltd. (1)	$100	$142.86	$214.29	$417.86	$163.93	$140.71
S&P/TSX Composite Index	$100	$117.61	$107.36	$115.08	$130.03	$143.75
S&P/TSX Global Gold Index	$100	$126.66	$109.44	$93.36	$49.08	$46.26
(1)	The Shares became listed on the TSX on November 23, 2012. Prior to such time, the Shares were listed on the TSX Venture Exchange (“TSXV”).

Since 2009, the Company has provided significant growth for its Shareholders, although that growth was tempered in 2013 due to sharp declines in the price of gold which resulted in capital exiting the gold sector, driving equity prices down. 2014 was another challenging year for the gold sector and the Company’s total shareholder return performance has continued to weaken in conjunction with the overall weakness in the gold equity market. Despite these challenges, the Company continues to focus on operating in an efficient, cost effective manner and, due to the implementation of cost reduction initiatives, achieved a 49% decrease in its administrative expenses for 2014. Although the Company’s compensation to its Named Executive Officers initially increased over the five year period to reflect the Company’s growing business and increased complexities of its executive positions, salary levels have remained fairly flat since 2012 for most of the executives and aggregate compensation to the Company’s Named Executive Officers for 2013 and 2014 was lower than that of the Comparator Group, reflective of the Company’s Share price performance in 2013 and 2014. The realized value from long-term incentive awards held by the Named Executive Officers is directly affected by the Company’s Share performance over the period. Declines in the Company’s Share price performance in 2014 had a direct impact on the value of Restricted Share Rights held by the Named Executive Officers and the in-the-money value of their outstanding stock options.

Summary Compensation Table

The following table is presented in accordance with National Instrument Form 51-102F6 (“Statement of Executive Compensation”) and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended  December 31, 2012, December 31, 2013 and December 31, 2014 in respect of each of the following executive officers of the Company: (a) the Chief Executive Officer (“CEO”); (b) the Chief Financial Officer (“CFO”); and, where applicable, (c) the other three most highly compensated executive officers of the Company during the financial year ended December 31, 2014 whose individual total compensation for the most recently completed financial year exceeded C$150,000 and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

NEO Name and Principal Position	Year	Salary ($) (1)	Share- Based Awards ($) (2)	Option- Based Awards ($) (9)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans (1) (3)	Long- term Incentive Plans
Nolan Watson (4) Chairman, President & CEO (“CEO”)	December 31, 2014 December 31, 2013 December 31, 2012	$247,825 (C$287,500) $248,213 (C$264,000) $180,918 (C$180,000)	NIL NIL $947,206 (C$942,400)	$537,026 (C$623,000) NIL NIL	NIL NIL $518,632 (C$516,000)	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$784,851 (C$910,500) $248,213 (C$264,000) $1,646,756 (C$1,638,400)
Erfan Kazemi (5) CFO	December 31, 2014 December 31, 2013 December 31, 2012	$173,747 (C$201,563) $126,888 (C$134,958) $90,459 (C$90,000)	$44,199 (C$51,275) $84,242 (C$89,600) $260,482 (C$259,160)	$268,513 (C$311,500) NIL NIL	$25,860 (C$30,000) $28,206 (C$30,000) $150,765 (C$150,000)	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$512,319 (C$594,338) $239,336 (C$254,558) $501,706 (C$499,160)
David Awram (6) Senior Executive Vice-President (“EVP”)	December 31, 2014 December 31, 2013 December 31, 2012	$230,316 (C$267,188) $232,700 (C$247,500) $165,841 (C$165,000)	NIL NIL $947,206 (C$942,400)	$446,862 (C$518,402) NIL NIL	$43,100 (C$50,000) NIL $518,632 (C$516,000)	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$720,278 (C$835,589) $232,700 (C$247,500) $1,631,679 (C$1,623,400)
Justin Cochrane (7) Executive Vice-President, Corporate Development (“EVP-CD”)	December 31, 2014 December 31, 2013 December 31, 2012	$227,173 (C$263,542) $206,844 (C$220,000) $199,010 (C$198,000)	$44,199 (C$51,275) NIL $367,042 (C$365,180)	$153,436 (C$178,000) NIL NIL	$25,860 (C$30,000) NIL $226,148 (C$225,000)	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	$450,668 (C$522,817) $206,844 (C$220,000) $792,200 (C$788,180)
Tom Bruington (8) Executive Vice-President, Project Evaluation (“EVP-PE”)	December 31, 2014 December 31, 2013	$327,291 (C$379,688) $319,668 (C$340,000)	$170,482 (C$197,775) $294,847 (C$313,600)	$122,749 (C$142,400) NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL	$620,522 (C$719,863) $614,515 (C$653,600)

(1)	Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in the Summary Compensation Table above: for the financial year ended December 31, 2014 at the noon exchange rate on that day as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$0.8620; for the financial year ended December 31, 2013 at the noon exchange rate on that day as quoted by the BofC of C$1.00 = US$0.9402; and for the financial year ended December 31, 2012 at the noon exchange rate on that day as quoted by the BofC of C$1.00 = US$1.0051.

(2)	The dollar amounts in this column for the financial years ended December 31, 2012, 2013 and 2014 represent Restricted Share Rights which were granted by the Company during the years in question. The amounts are calculated by multiplying the award date fair value of the Restricted Share Rights of C$11.78 (2012), C$4.48 (2013) and C$2.93 (2014) (being the respective closing prices of the Shares on the TSX on the award dates) by the number of Restricted Share Rights awarded and have been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the noon exchange rate as quoted by the BofC on December 31 of C$1.00 = US$1.0051 (for 2012), C$1.00 = US$0.9402 (for 2013) and C$1.00 = US$0.8620 (for 2014), respectively.
(3)	The amounts in this column are paid by the Company as annual cash bonuses in respect of the financial year noted.
(4)	Mr. Watson became a Director of the Company on September 12, 2008 and its President and CEO on September 23, 2008. He became the Chairman of the Board on January 14, 2013. Mr. Watson is an employee of the Company and he receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals. Mr. Watson does not receive any additional compensation for his role as a Director.
(5)	Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011. Mr. Kazemi is an employee of the Company and he receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals.
(6)	Mr. Awram became a Director of the Company on March 23, 2007 and its Executive Vice President on July 23, 2009. Mr. Awram is an employee of the Company and he receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals. Mr. Awram does not receive any additional compensation for his role as a Director.
(7)	Mr. Cochrane became an employee of the Company on November 25, 2011 and assumed the role of Executive Vice-President, Corporate Development for the Company. Mr. Cochrane receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals.
(8)	Mr. Bruington became an employee of the Company on January 15, 2013 and assumed the role of Executive Vice-President, Project Evaluation for the Company. Mr. Bruington receives one salary from the Company which, until May 29, 2014, was allocated between the Company and Sandstorm Metals.
(9)	The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2014 calculation: grant date share price and exercise price of C$2.93; expected stock price volatility 43.0%; risk free interest rate 1.02%; and expected life of options of three years. The Company chose this methodology as it is the standard for companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007. Canadian dollar values have been converted to United States Dollars for reporting purposes in this column at the noon exchange rate on December 31, 2014 as quoted by the BofC of C$1.00 = US$0.8620.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year (December 31, 2014), including awards granted before the most recently completed financial year, to each of the Named Executive Officers.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) (6) ($)	Number of Shares Or Units Of Shares That Have Not Vested (3) (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (4) (6) ($)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed (4) (5) (6) ($)
Nolan Watson CEO	163,500	C$3.40	November 26, 2015	$76,106 (C$88,290)	29,416	$99,905 (C$115,899)	$199,817 (C$231,806)
	160,000	C$6.35	November 25, 2016	NIL
	700,000	C$2.93	November 13, 2019	$609,434 (C$707,000)

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) (6) ($)	Number of Shares Or Units Of Shares That Have Not Vested (3) (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (4) (6) ($)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed (4) (5) (6) ($)
Erfan Kazemi CFO	50,000	C$6.30	August 25, 2016	NIL	38,965	$132,336 (C$153,522)	$77,887 (C$90,356)
	30,000	C$6.35	November 25, 2016	NIL
	350,000	C$2.93	November 13, 2019	$304,717 (C$353,500)
David Awram EVP	200,000	C$3.40	November 26, 2015	$93,096 (C$108,000)	29,416	$99,905 (C$115,899)	$199,817 (C$231,806
	160,000	C$6.35	November 25, 2016	NIL
	582,474	C$2.93	November 13, 2019	$507,114 (C$588,299)
Justin Cochrane EVP-CD	120,000	C$6.35	November 25, 2016	NIL	28,952	$98,329 (C$114,071)	N/A
	200,000	C$2.93	November 13, 2019	$174,124 (C$202,000)
Tom Bruington EVP-PE	160,000	C$2.93	November 13, 2019	$139,299 (C$161,600)	122,205	$415,043 (C$481,488)	$133,854 (C$155,283)
(1)	The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.
(2)	Calculated using the closing price of the Shares on the TSX on December 31, 2014 of C$3.94 and subtracting the exercise price of the in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.
(3)	This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2014 and, as such, these Restricted Share Rights remain unvested.
(4)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2014 of C$3.94.
(5)	This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2014 where the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2014, as follows:
●	Mr. Watson elected to defer receipt of an aggregate of 58,834 Restricted Share Rights for which certain restricted periods were scheduled to expire in December 2014, until his retirement, termination, death or total disability.
●	Mr. Kazemi elected to defer receipt of an aggregate of 22,933 Restricted Share Rights for which certain restricted periods were scheduled to expire in December 2014 until December 21, 2015.
●	Mr. Awram elected to defer receipt of an aggregate of 58,834 Restricted Share Rights for which certain restricted periods were scheduled to expire in December 2014 until December 21, 2015.
●	Mr. Bruington elected to defer receipt of an aggregate of 39,412 Restricted Share Rights for which certain restricted periods were scheduled to expire in December 2014 until December 21, 2015.
(6)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2014 as quoted by the BofC of C$1.00 = US$0.8620.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year (December 31, 2014) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) (4) ($)	Share-Based Awards - Value Vested During The Year (2) (4) ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Nolan Watson CEO	NIL	NIL	N/A
Erfan Kazemi CFO	$431 (C$500)	NIL	N/A
David Awram EVP	NIL	NIL	N/A
Justin Cochrane EVP-CD	NIL	$87,808 (C$101,866) (3)	N/A
Tom Bruington EVP-PE	N/A	NIL	N/A

(1)	This amount is the dollar value that would have been realized if the stock options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the stock options under the option-based award on the vesting date.
(2)	This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2014 where the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2014. Please refer to footnote (5) to the “Outstanding Share-Based Awards and Option-Based Awards” table above for details of deferral elections by Named Executive Officers during 2014.
(3)	This amount is the dollar value realized by the NEO upon vesting of Restricted Share Rights during 2014, calculated by multiplying the number of underlying Shares received by the NEO by the closing price of the Company’s Shares on the TSX on the dates of issuance of such Shares (10,334 Shares at C$5.77 and 12,571 Shares at C$3.36).
(4)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2014 as quoted by the BofC of C$1.00 = US$0.8620.

Pension Plan Benefits

The Company and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company and its subsidiaries have no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.

Agreements with Nolan Watson (Chairman, President and CEO) and David Awram (Senior Executive VP)

The Company has entered into identical employment agreements with each of Nolan Watson and David Awram (the “Watson Agreement, the “Awram Agreement” or, collectively, the “Agreements” in this section, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Upon termination of the Watson Agreement or the Awram Agreement by the Company without cause, the Company shall be obliged to pay an amount equal to two and a half (2.5) years of the terminated executive’s Base Salary at that time plus an amount equal to two and a half (2.5) times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board of Directors, multiplied by the terminated executive’s current Base Salary immediately prior to termination. In addition, following such termination, all other benefits (i.e. health, accident and life insurance) (the “Benefits”) will continue for a period of two and a half (2.5) years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. Also, any equity or equity based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.

Upon termination of the Watson Agreement or the Awram Agreement by the Company for cause, no notice, salary, compensation, Benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.

Pursuant to certain stated circumstances, upon termination of the Watson Agreement or the Awram Agreement by the Company within sixty (60) days of a Change of Control (as defined in the Agreements) or if the applicable executive elects to terminate his respective Agreement by giving notice to the Company within sixty (60) days of becoming aware of such Change of Control, the Company shall pay to the applicable executive an amount equal to two and a half (2.5) times his Base Salary at that time and any bonus owing to the applicable executive immediately prior to such termination or Change of Control shall be paid and, in addition, the Company shall pay to the applicable executive an amount equal to two and a half (2.5) times the average bonus percentage granted to the executive for the two most recent annual bonuses approved by the Board of Directors, multiplied by the applicable executive’s current Base Salary immediately prior to termination. In addition, the executive’s Benefits will continue for a period of two and a half (2.5) years from the date of termination, or, if such is not possible, the Company shall pay to the applicable executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. All equity or equity based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

Agreements with Erfan Kazemi (CFO) and Justin Cochrane (EVP, Corporate Development)

The Company has entered into an employment agreement with each of Erfan Kazemi and Justin Cochrane (the “Kazemi Agreement” and the “Cochrane Agreement” or, collectively, the “Agreements” in this section, as the case may be). Each Agreement provides for a Base Salary to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Pursuant to certain stated circumstances, upon termination of the Kazemi Agreement or the Cochrane Agreement by the Company within sixty (60) days of a Change of Control (as defined in the Agreements) or if the applicable executive elects to terminate his Agreement by giving notice to the Company within sixty (60) days of becoming aware of such Change of Control, the Company shall pay to the applicable executive an amount equal to two (2) times his Base Salary at that time and any bonus owing to the applicable executive immediately prior to such termination or Change of Control shall be paid and, in addition, the Company shall pay to the applicable executive an amount equal to two (2) times the average bonus percentage granted to the executive for the two most recent annual bonuses approved by the Board of Directors, multiplied by the applicable executive’s current Base Salary immediately prior to termination. In addition, the executive’s Benefits (as defined in the Agreements) will continue for a period of two (2) years from the date of termination, or, if such is not possible, the Company shall pay to the applicable executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. All equity or equity based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

In addition, upon termination of the Kazemi Agreement by the Company without cause, the Company shall be obliged to pay an amount equal to two (2) years of Mr. Kazemi’s Base Salary at that time plus an amount equal to two (2) times the average bonus percentage granted to him for the two most recent annual bonuses approved by the Board of Directors, multiplied by his current Base Salary immediately prior to termination. In addition, following such termination, all other Benefits will continue for a period of two (2) years from the date of termination, or, if such is not possible, the Company shall pay Mr. Kazemi an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. Also, any equity or equity based compensation received by him and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.

Agreement with Tom Bruington (EVP, Project Evaluation)

The Company has entered into an employment agreement with Tom Bruington (the “Bruington Agreement”). The Bruington Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights to be granted annually to the executive. In the event of a change of control where the executive is not provided with employment under substantially the same compensation terms after such change of control and should the executive choose to leave after such change of control and change of compensation terms, the Company shall pay the executive an amount equal to two (2) times his Base Salary at that time. All equity or equity based compensation received by the executive and held by him immediately prior to termination or election upon a change of control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

Estimated Incremental Payments on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of Nolan Watson, David Awram, Erfan Kazemi, Justin Cochrane and Tom Bruington upon termination by the Company on a Change of Control of the Company or on termination without cause, assuming that the triggering event occurred on December 31, 2014:

Name of NEO	Total Incremental Payment (1,2,3)
Nolan Watson	$684,213 (C$793,750)
David Awram	$705,673 (C$818,750)
Erfan Kazemi	$485,954 (C$563,751)
Justin Cochrane	$555,818 (C$644,800)
Tom Bruington	$768,818 (C$891,900)
(1)	Salaries, bonuses and benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.8620, being the noon exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the BofC on December 31, 2014.
(2)	Amounts in this column include accrued vacation allowance as of December 31, 2014.
(3)	This represents the entitlement the NEO would have received if a Change of Control or other applicable triggering event had occurred on December 31, 2014.

The accelerated value of the aforementioned NEO’s existing stock options/Restricted Share Rights as of December 31, 2014 is detailed under “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” in this Circular.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2014):

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option- Based Awards ($) (1) (2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($) (2)
David E. De Witt	NIL	NIL	$141,928 (C$164,650)	NIL	NIL	NIL	$141,928 (C$164,650)
Andrew T. Swarthout	NIL	NIL	$141,928 (C$164,650)	NIL	NIL	NIL	$141,928 (C$164,650)
John P.A. Budreski	NIL	NIL	$141,928 (C$164,650)	NIL	NIL	NIL	$141,928 (C$164,650)
Mary L. Little	NIL	NIL	$180,287 (C$209,150)	NIL	NIL	NIL	$180,287 (C$209,150)

(1)	The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for these calculations: grant date share price and exercise price of C$2.93; expected stock price volatility 43.0%; risk free interest rate 1.02%; and expected life of options of three years.
(2)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2014 as quoted by the BofC of C$1.00 = US$0.8620.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular.

The Company has a Stock Option Plan for the granting of incentive stock options to its officers, employees and Directors and a Restricted Share Plan for the purpose of awarding Restricted Share Rights to such persons. The purpose of granting such options and/or Restricted Share Rights is to assist the Company in compensating, attracting, retaining and motivating the Company’s Directors and to closely align the personal interests of such persons to that of the Shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2014), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers. The Company has not issued any Restricted Share Rights under its Restricted Share Plan to any of its Directors who are not Named Executive Officers.

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) (3) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
David E. De Witt	200,000	C$3.40	November 26, 2015	$93,096 (C$108,000)	N/A	N/A	N/A
	120,000	C$6.35	November 25, 2016	NIL
	50,000	C$11.78	December 21, 2017	NIL
	185,000	C$2.93	November 13, 2019	$161,065 (C$186,850)
Andrew T. Swarthout	200,000	C$3.40	November 26, 2015	$93,096 (C$108,000)	N/A	N/A	N/A
	120,000	C$6.35	November 25, 2016	NIL
	50,000	C$11.78	December 21, 2017	NIL
	185,000	C$2.93	November 13, 2019	$161,065 (C$186,850)
John P.A. Budreski	200,000	C$3.40	November 26, 2015	$93,096 (C$108,000)	N/A	N/A	N/A
	120,000	C$6.35	November 25, 2016	NIL
	50,000	C$11.78	December 21, 2017	NIL
	185,000	C$2.93	November 13, 2019	$161,065 (C$186,850)
Mary L. Little	235,000	C$2.93	November 13, 2019	$204,596 (C$237,350)	N/A	N/A	N/A
(1)	The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Company’s Shares trade on the TSX.
(2)	Calculated using the closing price of the Company’s Shares on the TSX on December 31, 2014 of C$3.94 and subtracting the exercise price of the in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Shares on the date of exercise.
(3)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2014 as quoted by the BofC of C$1.00 = US$0.8620.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2014) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
David E. De Witt	NIL	N/A	N/A
Andrew T. Swarthout	NIL	N/A	N/A
John P.A. Budreski	NIL	N/A	N/A
Mary L. Little	NIL	N/A	N/A

(1)	This amount is the dollar value that would have been realized if the options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2014).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (3) (c)
Equity compensation plans approved by securityholders	6,852,607 (stock options) 578,334 (Restricted Share Rights)	C$4.69 (stock options) C$8.64 (Restricted Share Rights)	2,095,211 (stock options) 2,144,433 (Restricted Share Rights)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,852,607 (stock options) 578,334 (Restricted Share Rights)	C$4.69 (stock options) C$8.64 (Restricted Share Rights)	2,095,211 (stock options) 2,144,433 (Restricted Share Rights)
(1)	Represents, as at December 31, 2014, the number of Shares available for issuance upon exercise of outstanding stock options (which includes 416,633 Shares which are available for issuance on exercise of stock options which the Company assumed when it acquired 100% of Premier Royalty Inc. in October 2013) and the number of Shares subject to issuance upon vesting of outstanding Restricted Share Rights.
(2)	Represents the weighted-average exercise price in the case of outstanding stock options and the weighted-average grant date fair value in the case of outstanding Restricted Share Rights.
(3)	Represents, as at December 31, 2014, the number of Shares remaining available for future issuance under stock options available for grant under the Company’s Stock Option Plan and the number of Shares remaining available for future issuance under Restricted Share Rights which may be awarded under the Company’s Restricted Share Plan. Please note that the aggregate maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan (fixed at a maximum of 2,800,000), and (b) pursuant to stock options granted under the Stock Option Plan, is 10% of the Company’s issued and outstanding Shares (on a rolling basis) at the time of grant. Please refer to “Stock Option Plan” and “Restricted Share Plan” below for further details concerning the Company’s Stock Option Plan and its Restricted Share Plan.

Stock Option Plan

In 2008, the Company adopted a rolling 10% Stock Option Plan which was accepted for filing by the TSXV and approved by the Shareholders of the Company at Shareholder meetings held in 2008 through 2012. Effective November 23, 2012, the Company became listed on the TSX and delisted from the TSXV and the Company was required by the TSX to make amendments to the Stock Option Plan to bring it into compliance with the rules and policies of the TSX. In 2013, the Board of Directors reviewed the Stock Option Plan, made certain housekeeping and other appropriate amendments to it. The Company received Shareholder approval to the amended and restated Stock Option Plan (the amended and restated Stock Option Plan being referred to herein as the “Stock Option Plan”) at the Shareholder meeting held in 2013 and the TSX approved it.

The purpose of the Company’s Stock Option Plan is to allow the Company to grant stock options to Directors, officers, employees, management company employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such stock options is intended to align the interests of such persons with that of the Shareholders. Stock options are exercisable over periods of up to five years as determined by the Board of Directors and are required to have an exercise price no less than the closing market price of the Company’s Shares on the TSX on the day that the stock option is granted. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of stock options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.

The maximum number of Shares which may be issuable under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 10% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis).

The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis); (b) which may be issuable to Insiders under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 10% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and (c) which may be issued to Insiders under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Although the Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion, it has been the Board of Directors’ practice to apply a three year vesting period to all stock option grants, the first one-third of which vests on the first anniversary of the date of grant. The Stock Option Plan also provides that if a change of control, as defined therein, occurs, all Shares subject to stock option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Stock options granted under the Stock Option Plan are not transferable or assignable (except to permitted assigns as defined therein). Vested stock options will cease to be exercisable upon the earlier of the expiry date of such stock options and: (i) 90 days following the termination date of an optionee’s employment or retirement; and (ii) 365 days following the date of death or disability (as defined therein) of an optionee. If an optionee is terminated for cause, any outstanding stock options held by such optionee on the date of such termination, whether vested or not, will be cancelled as of that date.

Subject to certain limitations, the Board of Directors may, at any time and from time to time, and without shareholder approval, amend any provisions of the Stock Option Plan, or any stock options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or TSX requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	relating to the exercise of stock options;
(ii)	deemed by the Board of Directors to be necessary or advisable because of any change in applicable securities or other laws;
(iii)	to the definitions set out in the Stock Option Plan;
(iv)	to the change of control provisions - for greater certainty, any change made to the change of control provisions shall not allow optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the optionees would be entitled to receive for their Shares upon a change of control;

(v)	relating to the administration of the Stock Option Plan;
(vi)	to the vesting provisions of any outstanding stock options as contemplated by the Stock Option Plan; and
(vii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or housekeeping” nature and amendments to ensure that the stock options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an optionee may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board of Directors is not permitted to make amendments:

(i)	in order to increase the maximum number of Shares which may be issued under the Stock Option Plan or in order to increase the insider participation limits;
(ii)	which reduce the exercise price of any stock option after the stock options have been granted or any cancellation or termination of a stock option prior to its expiry for the purpose of re-issuing stock options to the same optionee with a reduced exercise price (except pursuant to the adjustment provisions contained within the Stock Option Plan);
(iii)	which extend the expiry date of any stock option beyond the original expiry date, except in the case of an extension due to a Blackout Period (as defined in the Stock Option Plan);
(iv)	which would permit a stock option granted under the Stock Option Plan to be transferable or assignable by any optionee other than as currently permitted under the Stock Option Plan; or
(v)	to increase the ability of the Board of Directors to amend the Stock Option Plan without shareholder approval;

in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of the holders of Shares excluding Shares voted by insiders who are eligible persons under the Stock Option Plan.

The Stock Option Plan permits the expiry date of stock options granted thereunder to be the tenth trading day following the end of a self-imposed Blackout Period on trading securities of the Company in the event that such stock options would otherwise expire during or within five trading days of such Blackout Period.

No extension of the term of any stock option or acceleration of the vesting terms of any stock option were approved by the Board of Directors during the year ended December 31, 2014 or as of the date of this Circular. Furthermore, the Board of Directors has never re-priced any of the stock options which it has granted under the Stock Option Plan.

The Company currently has 117,330,737 issued and outstanding Shares as at the date of this Circular, meaning that the number of stock options currently available for grant under the Stock Option Plan, together with any Restricted Share Rights granted under the Company’s Restricted Share Plan (see below under “Restricted Share Plan”) would be 10% of that number (on a rolling basis) or 11,733,073 Shares. As of the date of this Circular, the Company has 6,435,974 stock options outstanding under its Stock Option Plan (representing 5.5% of the Company’s current issued and outstanding, on a non-diluted basis) plus the Company has reserved up to 416,633 of its Shares for the potential exercise of the outstanding stock options which it assumed when it acquired 100% of Premier Royalty Inc. in October 2013, and the Company has set aside a maximum of 2,800,000 Shares for Restricted Share Rights under its Restricted Share Plan (of which 708,047 Restricted Share Rights have been awarded to date), leaving 2,080,211 Shares currently available for the future grant of stock options (representing 1.8% of the Company’s current issued and outstanding, on a non-diluted basis).

A copy of the Stock Option Plan is available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Restricted Share Plan

In 2011, the Company adopted a Restricted Share Plan which was accepted for filing by the TSXV and approved by the Shareholders of the Company at the Shareholder meeting held in 2011. Given that the Restricted Share Plan was originally adopted when the Company was listed on the TSXV, the Board of Directors reviewed it in 2013 and made certain housekeeping and other appropriate amendments to it to reflect that the Company is now subject to the rules and policies of the TSX. The Company received Shareholder approval at the Shareholder meeting held in 2013 to increase the number of Shares which may be reserved for issuance under the Restricted Share Plan from a maximum of 800,000 Shares to a maximum of 2,800,000 Shares and the TSX approved the revised Restricted Share Plan.

The Restricted Share Plan provides that Restricted Share Rights may be granted by the RSR Committee (as defined in the Restricted Share Plan) which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company.

The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one Participant (as defined in the Restricted Share Plan) under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis); (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 10% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Each Restricted Share Right entitles the holder thereof to receive one fully paid Share without payment of additional consideration on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible Participant that is after the Restricted Period and before a Participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board of Directors may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval, the Board of Directors may make amendments to the Restricted Share Plan to: (a) materially increase the benefits under the Restricted Share Plan; (b) increase the maximum number of Shares issuable under the Restricted Share Plan; and (c) materially modify the requirements as to eligibility for participation in the Restricted Share Plan. All other amendments to the Restricted Share Plan may be made by the Board of Directors without obtaining Shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date (as defined in the Restricted Share Plan) must give the Company at least 60 days’ notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date.

In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights held by the Participant will automatically immediately terminate, unless otherwise determined by the Committee. In the event of the retirement or termination of a Participant after a Restricted Period and, if applicable, prior to any Deferred Payment Date, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant and any dividends declared but unpaid to the Participant. In the event of death or total disability of a Participant, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant. In the event of a change of control (as defined in the Restricted Share Plan), all Restricted Share Rights held by a Participant will be immediately be deemed exercised notwithstanding any Restricted Period(s) and any applicable Deferred Payment Date(s).

If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a Participant cash equal to any cash dividends declared on the Shares at the time such dividends are ordinarily paid to holders of Shares. The Company will pay such cash dividends, if any, to those Participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

The number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan, and (b) stock options under the Company’s Stock Option Plan, together may not exceed 10% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis). The aggregate maximum number of Shares which may be reserved for issuance from treasury pursuant to the Restricted Share Plan is 2,800,000, representing approximately 2.4% of the Company’s current issued and outstanding Shares. To the date of this Circular, an aggregate of 708,047 Restricted Share Rights have been awarded by the Company pursuant to which 77,233 Shares have been issued to date upon vesting of Restricted Share Rights at the end of applicable Restricted Periods and 2,000 Restricted Share Rights terminated without having vested (making them available for re-grant under the Restricted Share Plan), leaving a balance outstanding under the Restricted Share Plan of 628,814 Restricted Share Rights (representing approximately 0.5% of the Company’s current issued and outstanding Shares). This leaves a maximum of 2,093,953 Restricted Share Rights (representing approximately 1.8% of the current issued and outstanding Shares) available for award under the Restricted Share Plan.

A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

None of the Company’s Directors, nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2014, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular and except for the fact that certain Directors and officers are Shareholders of the Company, no informed person (as defined in National Instrument 51-102, Continuous Disclosure) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than the election of Directors or the appointment of auditors, no (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, (b) proposed nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

AUDIT COMMITTEE

The Audit Committee's Role and Charter

The primary function of the audit committee (the "Audit Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
•	Oversee the audit of the Company’s financial statements.
•	Review and appraise the performance of the Company’s external auditors.
•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

The complete text of the Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated March 17, 2015, which has been filed under the Company’s profile on SEDAR at www.sedar.com.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

David E. De Witt	Independent (1)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)
John P.A. Budreski	Independent (1)	Financially literate (1)
(1)	As defined by National Instrument 52-110 – Audit Committees ("NI 52-110") and within the meaning of the NYSE MKT listing standards.

Relevant Education and Experience

Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004. He has been a Director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – In addition to being a Director of the Company, Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003. He was a Director of Rio Cristal Resources Corporation from December 2006 to September 3013 and of Esperanza Resources Corp. from May 2012 until August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and CEO of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee’s Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. The Audit Committee Charter encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2014	$255,755 (C$296,700)	NIL	NIL	NIL
2013	$251,033 (C$267,000)	NIL	NIL	NIL

Corporate Governance Disclosure

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board of Directors recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board of Directors fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required. The Board of Directors meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

Most of the Company’s practices also meet the corporate governance listing standards of the NYSE MKT even though we are not required to meet such standards as a foreign issuer. You can find details about how our practices differ from the NYSE MKT standards on our website (www.sandstormltd.com) and in our most recent Form 40-F and filings on www.sec.gov.

Independence of Members of Board

The Board has considered the relationships of each of the Directors to the Company and determined that four (4) of the six (6) members of the current Board, all of whom are nominees, qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines, the Governance Disclosure Rule and the NYSE MKT rules. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.

David E. De Witt, Andrew T. Swarthout, John P.A. Budreski and Mary L. Little are independent. Nolan Watson is not independent as he is the President and CEO of the Company. David Awram is not independent as he is the Senior Executive Vice-President of the Company.

During the year ended December 31, 2014, the independent Directors held an in camera session three times, during which sessions non-independent Directors/members of management were excused. The Board of Directors may excuse members of management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

Lead Independent Director

The Board of Directors has appointed Mr. De Witt, an independent member of the Board, as the Lead Independent Director. Mr. De Witt’s primary responsibilities are to (a) on matters where the Chairman may be perceived to be conflicted, to become the effective leader of the Board of Directors and oversee that the Board of Directors discharges its responsibilities; (b) to ensure the independence of the Board of Directors; (c) to compliment the position of the Chairman of the Board; and (c) to undertake such other duties as the Board of Directors may from time to time delegate to the Lead Independent Director, including organizing and presiding over in camera meetings of the independent Directors and acting as the principal liaison between the independent Directors and the Chairman of the Board. The Role Statement for the Lead Independent Director sets out the full description of the responsibilities of the Lead Independent Director and is available at www.sandstormltd.com.

Role of the Board

The duties and responsibilities of the Board of Directors are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. The Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic planning process of the Company;
●	an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;
●	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
●	annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;
●	material acquisitions and divestitures;

●	succession planning, including appointing, training and monitoring the development of senior management;
●	a communications policy for the Company to facilitate communications with investors and other interested parties;
●	a reporting system which accurately measures the Company’s performance against its business plan; and
●	the integrity of the Company’s internal control and management information systems.

The operations of the Company do not support a large Board and the Board of Directors has determined that the current constitution of the Board of Directors is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the Audit Committee.

Position Descriptions

In addition to the Role Statement for the Lead Independent Director, the Board of Directors has developed a written Role Statement for the Chairman of the Board of Directors and Chief Executive Officer. The Board of Directors has not developed a position description for the Chairman of the Audit Committee. The Audit Committee has a Charter and the Chairman of the Audit Committee is responsible for ensuring that the Audit Committee fulfills its responsibilities and duties under its Charter.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in each Director profile provided under "Election of Directors" in this Circular. The Board of Directors has determined that the simultaneous service of some of its Directors on other Boards/audit committees does not impair the ability of such Directors to effectively serve on the Company’s Board of Directors/Audit Committee, having regard to their qualifications, attendance and contribution as members of the Company’s Board of Directors/Audit Committee.

Orientation and Continuing Education

As the Company has only had one Director appointed to the Board of Directors since 2010 who was new to the Company, the Company does not have formal orientation and training programs in place for its new Directors and, instead, has adopted a tailored approach depending on the particular needs and focus of the Director being appointed. New Board members are provided with:

1.	information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;
2.	documents from recent Board of Directors meetings;
3.	access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
4.	access to management and technical experts and consultants; and
5.	a summary of significant corporate and securities responsibilities.

In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible. Directors are also expected to prepare thoroughly in advance of each meeting, and to stay for the entire meeting, in order to actively participate in the Board’s deliberations and decisions. If there are unforeseen circumstances and a Director is unable to attend a meeting, he is expected to contact the Chairman/CEO or the Corporate Secretary of the Company as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

Ethical Business Conduct

The Board of Directors views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board of Directors has adopted a Code of Conduct (the “Code”) and has instructed its management and employees to abide by the Code. The Board of Directors intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Code was last updated by the Board of Directors on June 20, 2012. A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC as an exhibit to our most recent Form 40-F and is available at www.sec.gov. The Code may also be accessed on the Company’s website at www.sandstormltd.com.

The Board of Directors encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board of Directors at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

To date, the Company has not been required to file a material change report relating to a departure from the Code by any of its Directors or executive officers.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24 hour Whistleblower hotline. Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action.

Diversity Policy and Representation of Women on the Board

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has recently adopted a Diversity Policy which sets out the guidelines by which the Company will endeavour to increase diversity throughout the Company, including at the Board level. Management of the Company will promote a work environment that values and utilizes the contributions of women and men, equally, with a variety of backgrounds, experiences and perspectives. The Board will monitor the Company’s performance in meeting the standards outlined in the Diversity Policy, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them. The Diversity Policy has been distributed to each of the Company’s Directors and senior executive officers for review, signature and return. Directors and senior executive officers are required to acknowledge annually that they have read the Diversity Policy.

In 2014, the Board identified the need for increased gender diversity on the Board and, as a direct result thereof, limited their search for an additional Board member to women candidates who had certain strengths, skills and experience which the Board believed would enrich the Board. In June 2014, this resulted in the appointment of the Company’s first woman Director, Mary L. Little. As a result of Ms. Little’s appointment, women represent approximately 16.7% of the Company’s Directors.

The Company seeks to recruit Board candidates which represent both gender diversity and global business understanding and experience. The Company does not, however, support fixed percentages or quotas for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioural qualities that are the most important in determining the value which an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates. Although the Company does not currently have any women in senior executive officer positions (representing zero percent), the Company believes in the value of gender diversification on both the Board and in senior management and will review potential nominees for election as Directors and candidates for senior management positions to ensure that women candidates are being fairly considered against other candidates. The proportion of women in the Company’s workforce is growing. With the continued support of the Board and management, the Company expects this trend to continue in the years ahead. The Company remains actively committed to pursuing and developing ongoing diversity initiatives at the Company.

Retirement and Tenure Policies

The Company does not have a specific retirement age requirement for its Directors. Management reviews and monitors the appropriateness of each Board member’s continued service. The average age of the Company’s Directors is 53 years.

In addition, the Company has not implemented term limits for the Directors on its Board. The Company believes that it is important to have a balance between Directors who have a long history and organizational understanding of the Company with Directors who bring new perspectives and ideas to the Board. The Company values the experience and continuity provided by its longer term Directors and has not adopted a Director term policy as it believes its current assessment process in adequate to address Board needs. Of the Company’s six (6) Directors, one was appointed in 2007, two (2) were appointed in each of 2008 and 2009 and one was appointed in 2014.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The full Board of Directors has responsibility for identifying potential Board candidates. The Board of Directors assesses potential Board candidates to fill perceived needs on the Board of Directors for required skills, expertise, independence and other factors. Members of the Board of Directors and representatives of the mining industry are consulted for possible candidates.

The Board of Directors has adopted a policy regarding majority voting for the election of Directors. This policy is described under “Election of Directors” in this Circular.

Compensation of Directors and Officers

The independent Directors of the Company are currently David E. De Witt, Andrew T. Swarthout, John P.A. Budreski and Mary L. Little and the independent Directors have the responsibility for determining compensation for the Directors and senior management.

Please refer to the comprehensive discussion contained within the “STATEMENT OF EXECUTIVE COMPENSATION – Compensation Discussion and Analysis” section of this Circular for information regarding compensation of the Company’s NEOs. Please also refer to the Summary Compensation Table located within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular for specific details.

As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “STATEMENT OF EXECUTIVE COMPENSATION – Director Compensation” section of this Circular.

Board Committees

The Company has one committee at present, being the Audit Committee.

The Audit Committee is comprised of three (3) of the Company’s six (6) Directors: David E. De Witt, Andrew T. Swarthout and John P.A. Budreski. Messrs. De Witt, Swarthout and Budreski are all independent and financially literate as required under TSX/NYSE MKT rules.

As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.

Assessments

The Board of Directors does not consider that formal assessments would be useful at this stage of the Company’s development. The Board of Directors conducts informal annual assessments of the Board’s effectiveness, the individual Directors and its Audit Committee. To assist in its review, the Board of Directors conducts informal surveys of its Directors and receives a report from the Audit Committee respecting its own effectiveness. As part of the assessments, the Board of Directors or the Audit Committee may review their respective mandate/charters and conduct reviews of applicable corporate policies.

Expectations of Management

The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The Board of Directors currently consists of six (6) Directors and Shareholder approval will be sought to fix the number of Directors of the Company at six (6).

At the Meeting, the six (6) persons named hereunder will be proposed for election as Directors of the Company (the “Nominees”). All of the nominees currently serve on the Company’s Board of Directors and each has expressed his/her willingness to serve on the Company’s Board of Directors for another term. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each of the Nominees below, excepting Ms. Little, was elected at the last annual general meeting of the Company’s shareholders held on May 16, 2014.

Majority Voting Policy

The Board has adopted a Majority Voting Policy stipulating that if the votes in favour of the election of a Director at a Shareholder’s meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation to the Board of Directors after the Shareholder meeting. Within 90 days of the Shareholder meeting, the Board of Directors will determine whether or not to accept the resignation and the Director will not participate in any Board deliberations on the resignation offer. The Board of Directors’ decision to accept or reject the resignation offer will promptly be disclosed to the public by news release. The Company’s Majority Voting Policy does not apply in circumstances involving contested director elections.

Director Profiles

Each of the six (6) nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, share ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

NOLAN WATSON

Age: 35

British Columbia, Canada

Director since: September 12, 2008

Non-Independent

Areas of Expertise:

Executive Management

Finance and Capital Markets

Accounting

Mergers and Acquisitions

Chairman of the Board, President, Chief Executive Officer and Director. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and its Chairman since January 2013. From May 2010 to May 2014 (when Sandstorm Metals was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Silver Wheaton Corp. (“Silver Wheaton”). Mr. Watson was the Corporate Controller of Silver Wheaton from 2005 to 2006. Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Institute of Chartered Accountants of British Columbia, and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

Current Principal Occupation: President and Chief Executive Officer and Chairman of the Board of the Company.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Bear Creek Mining Corporation True Gold Mining Inc.	Audit Committee Audit Committee Corporate Governance and Nominating Committee
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	926,973 88,250
Total market value as of the date of this Circular:	C$4,456,829

DAVID AWRAM Age: 42 British Columbia, Canada Director since: March 23, 2007 Non-Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions

Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

Current Principal Occupation: Senior Executive Vice-President of the Company.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Luna Gold Corp.	-
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares Restricted Share Rights	517,440 88,250
Total market value as of the date of this Circular:	C$2,658,979

DAVID E. DE WITT Age: 62 British Columbia, Canada Director since: April 22, 2008 Independent Areas of Expertise: Law Mining and Exploration Mergers and Acquisitions

Lead Independent Director and Chairman of the Audit Committee. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway Capital Ltd., a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

Current Principal Occupation: Independent businessman; Chairman of Pathway Capital Ltd. (a Vancouver based private venture capital company).

Other Public Company Directorships:	Other Public Company Committee Memberships:
Bear Creek Mining Corporation Bluefire Mining Corp. Lowell Copper Ltd.	Audit Committee Compensation Committee Audit Committee (Chair) -
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares	652,770
Total market value as of the date of this Circular:	C$2,865,660

ANDREW T. SWARTHOUT Age: 63 Arizona, USA Director since: March 23, 2009 Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions Executive Management Finance and Capital Markets

Director and member of the Audit Committee. Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003. He was also its President until February 2011 and then again from August 2013 to present. Mr. Swarthout was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and he was a Director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout served as a member of the National Mining Society of Peru’s Committee for the Promotion of Private Investment, where he initiated favourable environmental and taxation policies to promote foreign mining investment in Peru. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Current Principal Occupation: President, Chief Executive Officer and Director of Bear Creek Mining Corporation.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Bear Creek Mining Corporation	-
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares	24,100
Total market value as of the date of this Circular:	C$105,799

JOHN P.A. BUDRESKI Age: 56 British Columbia, Canada Director since: June 11, 2009 Independent Areas of Expertise: Mining and Exploration Banking and Finance Mergers and Acquisitions

Director and member of the Audit Committee. Mr. Budreski has been the President and Chief Executive Officer of Morien Resources Corp. since November 2012. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

Current Principal Occupation: President and Chief Executive Officer of Morien Resources Corp; Executive Chairman of EnWave Corporation.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Delta Gold Corporation Morien Resources Corp. Alaris Royalty Corp. EnWave Corporation Colossus Minerals Inc.	Audit Committee - Governance & Compensation Committee - -
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares	NIL
Total market value as of the date of this Circular:	NIL

MARY L. LITTLE Age: 61 Colorado, United States Director since: June 25, 2014 Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions

Director. Ms. Little has been an independent geological consultant since 2014. Formerly, she was a director, Chief Executive Officer, President and founder (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. Ms. Little became a director of Pure Energy Minerals Limited in March 2015. Her industry experience includes 15 years in Latin America with major mining companies Newmont Chile, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments. Ms. Little has also served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado.

Current Principal Occupation: Independent geological consultant.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Pure Energy Minerals Limited	-
Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares	NIL
Total market value as of the date of this Circular:	NIL

(1)	For details concerning stock options held by each of the above persons, kindly refer to the specific disclosure contained within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed Director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, CEO or CFO of any company (including the Company) that:
(i)	was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or
(b)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;

other than John P.A. Budreski, who was a Director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in development of wind power and related generation facilities. EarthFirst obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst has been amalgamated with another company and no longer exists as a separate entity. In addition, Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect.

Interlocking Directorships/Committee Appointments

Some of the Directors serve together on other public company Boards and committees, as follows:

Director	Other Public Company Boards	Other Public Company Board Committees
Nolan Watson David E. De Witt Andrew T. Swarthout	Bear Creek Mining Corporation	Audit Committee Audit Committee -

Meeting Attendance

The table below presents the Director attendance record for 2014. Directors attendance at the annual shareholders’ meeting held each year is not mandatory, however, historically a majority of the Directors have attended the Company’s annual shareholders’ meetings.

Director	Board Meetings		Audit Committee Meetings
	#	%	#	%
Nolan Watson	11/11	100%	-	-
David Awram	11/11	100%	-	-
David E. De Witt (1)	9/11	82%	2/4	50%
John P.A. Budreski	11/11	100%	4/4	100%
Andrew T. Swarthout	11/11	100%	4/4	100%
Mary L. Little (2)	5/5	100%	-	-

(1)	During 2014, Mr. De Witt was absent from two Board meetings and two (2) Audit Committee meetings (which Board Meetings/Audit Committee meetings occurred on the same day) due to medical reasons.
(2)	Ms. Little joined the Company’s Board of Directors on June 25, 2014 and attended all Board meetings held in 2014 subsequent to that date.

Appointment of Auditors

Deloitte LLP, Independent Registered Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, are the auditors of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted FOR the appointment of Deloitte LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors. Deloitte LLP were first appointed as auditors of the Company on October 1, 2010 when, pursuant to National Instrument 51-102 and due to the Company’s current stage of development, the Company requested that their former auditor, Davidson & Company LLP, Chartered Accountants, resign as the Company’s auditor.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com and the SEC website at www.sec.gov. Shareholders may contact the Company at 604-689-0234 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative audited financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2014 which are filed on SEDAR and the SEC website.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DIRECTOR’S APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board of Directors.

DATED this 2nd day of April, 2015.

APPROVED BY THE BOARD OF DIRECTORS

(signed) Nolan Watson

Chairman & Chief Executive Officer